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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                              --------------------



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                                 RCN CORPORATION
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    7493 6101
                                 (CUSIP NUMBER)

     William D. Savoy                                 Alvin G. Segel, Esq.
     Vulcan Ventures Incorporated                     Irell & Manella LLP
     110-110th Avenue N.E., Suite 550                 1800  Avenue of the Stars
     Bellevue, WA  98004                              Suite 900
     (206) 453-1940                                   Los Angeles, CA  90067
                                                      (310) 277-1010

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 OCTOBER 1, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 7493 6101             SCHEDULE 13D   Page          of           Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person (Entities Only)

          Vulcan Ventures Incorporated
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          State of Washington
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                -0- shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                 30,048,070 shares(1)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With               -0- shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                           3,407,100 shares(2)
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 30,048,070 shares(1)
          ---------------------------------------------------------------------

CUSIP No. 7493 6101             SCHEDULE 13D   Page          of           Pages
         ---------------------                       --------    --------


-------------------------------------------------------------------------------
 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------


 (13)     Percent of Class Represented by Amount in Row (11)
          39.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
-------------------------------------------------------------------------------

(1) 3,407,100 of these shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The remaining 26,640,970 shares are beneficially owned by Level 3 Telecom Holdings, Inc. and are subject to the Voting Agreement described in Item 6, pursuant to which Level 3 Telecom Holdings, Inc. has agreed to vote such shares in favor of the Stock Purchase Agreement described in Item 6 and has granted a proxy to Vulcan Ventures for that purpose. Vulcan Ventures has no economic interest in any of the shares beneficially owned by Level 3 and such shares are included in this Schedule 13D solely due to Level 3's agreement under the Voting Agreement to vote in favor of the Stock Purchase Agreement. The reported shares do not include 1,650,000 shares of Series B 7% Senior Convertible Preferred Stock (and the shares of Common Stock that may be obtained upon conversion thereof) that Vulcan Ventures Incorporated may acquire pursuant to the Stock Purchase Agreement described in Item 6

(2) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 7493 6101             SCHEDULE 13D   Page          of           Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Paul G. Allen
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          AF, PF, BK
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of             -0- shares
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by              30,048,070 shares(1)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With            -0- shares
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                        3,407,100 shares(2)
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 30,048,070 shares(1)
          ---------------------------------------------------------------------

CUSIP No. 7493 6101             SCHEDULE 13D   Page          of           Pages
         ---------------------                       --------    --------

-------------------------------------------------------------------------------
 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          39.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------


(1) 3,407,100 of these shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The remaining 26,640,970 shares are beneficially owned by Level 3 Telecom Holdings, Inc. and are subject to the Voting Agreement described in Item 6, pursuant to which Level 3 Telecom Holdings, Inc. has agreed to vote such shares in favor of the Stock Purchase Agreement described in Item 6 and has granted a proxy to Vulcan Ventures for that purpose. Vulcan Ventures has no economic interest in any of the shares beneficially owned by Level 3 and such shares are included in this Schedule 13D solely due to Level 3's agreement under the Voting Agreement to vote in favor of the Stock Purchase Agreement. The reported shares do not include 1,650,000 shares of Series B 7% Senior Convertible Preferred Stock (and the shares of Common Stock that may be obtained upon conversion thereof) that Vulcan Ventures Incorporated may acquire pursuant to the Stock Purchase Agreement described in Item 6

(2) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $1.00 par value per share, of RCN Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey 08540-6215. The Issuer's telephone number is (609) 734-3700.

ITEM 2.  IDENTITY AND BACKGROUND.

         The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

         Paul G. Allen, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

         William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

         Bert Kolde, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is a Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

         Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures and Mr. Allen, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 6 below, on October 1, 1999, Vulcan Ventures and the Issuer entered into a Stock Purchase Agreement pursuant to which Vulcan Ventures agreed to purchase from the Issuer 1,650,000 shares of Series B 7% Senior Convertible Preferred Stock (the "Preferred Stock") for an aggregate purchase price of $1,650,000,000, subject to the terms and conditions set forth in the Stock Purchase Agreement. Vulcan Ventures will provide the funds necessary to fund the purchase of the Preferred Stock from its working capital or its affiliates' working capital or from a capital contribution from Mr. Allen, which may be funded either by Mr. Allen's personal funds and/or from an existing margin credit facility maintained by Mr. Allen with BT Alex. Brown Incorporated.

         Vulcan Ventures funded its purchase of the 3,407,100 shares of Common Stock that it owned prior to the execution of the Stock Purchase Agreement from its own working capital. None of the funds used to purchase such shares of Common Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.

ITEM 4:  PURPOSE OF TRANSACTION.

         Vulcan Ventures and Mr. Allen acquired the shares of Common Stock that Vulcan Ventures directly owns, and will acquire the shares of Preferred Stock to be acquired pursuant to the Stock Purchase Agreement, for investment purposes and in order to obtain representation on the Issuer's Board of Directors. Subject to the limitations set forth in the Stock Purchase Agreement, Vulcan Ventures and/or Mr. Allen may acquire additional shares of Common Stock from time to time in open market or private transactions, depending on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures or Mr. Allen may determine to dispose of some or all of their beneficial holdings of the Issuer's securities. Each reserves the right to increase or decrease its or his holdings on such terms and at such times as each may decide, subject to the terms and conditions of the Stock Purchase Agreement.

         In addition, the matters set forth in Item 6 are incorporated in this
Item 4 by reference as if fully set forth herein.

         Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in any class of the Issuer's equity securities becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action. However, Vulcan Ventures and Mr. Allen reserve the right to formulate plans or proposals specified in clauses (a) through (j) of Item 4 of
Schedule 13D, subject to the terms and conditions of the Stock Purchase
Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Vulcan Ventures and Mr. Allen each beneficially owns 30,048,070 shares of the Issuer's Common Stock, including 26,640,970 shares of Common Stock that are beneficially owned by Level 3 Telecom Holdings, Inc. ("Level 3") and that are subject to the Voting Agreement described in Item 6. These shares exclude the 1,650,000 shares of Preferred Stock (and the shares of Common Stock and Class B Common Stock that may be obtained upon conversion thereof) that Vulcan Ventures has the right to acquire pursuant to the Stock Purchase Agreement described in Item 6. The Class B Common Stock is essentially identical to the Common Stock except that it is not entitled to vote.

         Vulcan Ventures' and Mr. Allen's stockholdings, including the shares of Common Stock subject to the Voting Agreement, represent approximately 39.6% of the shares of the Issuer's Common Stock outstanding. Excluding the shares of Common Stock beneficially owned by Level 3 that are subject to the Voting Agreement, Vulcan Ventures' and Mr. Allen's current stockholdings represent approximately 4.5% of the shares of the Issuer's Common Stock outstanding.

         Upon acquisition of the Preferred Stock by Vulcan Ventures pursuant to the Stock Purchase Agreement, and assuming immediate conversion of all of the shares of Preferred Stock into shares of Common Stock, Vulcan Ventures and Mr. Allen would beneficially own 30,020,003 shares of Common Stock, which would represent approximately 29.3% of the shares of the Issuer's Common Stock outstanding (27.4% if all of the Issuer's outstanding Series A 7% Senior Convertible Preferred Stock were converted into shares of Common Stock).
But see Item 6.

         All of the percentages set forth in this Item 5(a) are based upon 75,859,602 shares of the Issuer's Common Stock outstanding as of June 30, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

         To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's Common Stock.

         (b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to the 3,407,100 shares of Common Stock directly owned by Vulcan Ventures. Vulcan Ventures and Mr. Allen may also be deemed to have shared voting power over the 26,640,970 shares of Common Stock beneficially owned by Level 3 that are subject to the Voting Agreement described in Item 6.

         (c) Vulcan Ventures and Mr. Allen have not, nor to the knowledge of Vulcan Ventures, has any of its executive officers, directors or controlling persons named in Item 2, effected any transactions in the Issuer's Common Stock during the past sixty days.

         (d) Neither Vulcan Ventures nor Mr. Allen knows any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock directly owned by Vulcan Ventures or Mr. Allen. Neither Vulcan Ventures nor Mr. Allen knows whether any other person besides Level 3 has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Common Stock beneficially owned by Level 3 which are subject to the Voting Agreement described in Item 6.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Stock Purchase Agreement

         Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of October 1, 1999 between Vulcan Ventures and the Issuer, the Issuer agreed to sell to Vulcan Ventures, and Vulcan Ventures agreed to purchase from the Issuer, 1,650,000 shares of the Preferred Stock for a purchase price of $1,650,000,000. The consummation of the sale of the Preferred Stock by the Issuer to Vulcan Ventures is referred to as the "Closing". The Closing is subject to customary conditions, including regulatory approvals. Capitalized terms used below under this sub-heading and not otherwise defined have the meaning given to them in the Stock Purchase Agreement.

         The Stock Purchase Agreement provides, among other things, that Vulcan Ventures will be entitled to designate for election to the Board of Directors of the Issuer (i) two persons, for so long as the aggregate number of shares of Common Stock and Class B Stock (treating all shares of Preferred Stock as if they had been converted) owned by Vulcan Ventures is not less than 50% of the sum of the number of shares of Common Stock that Vulcan Ventures owned on October 1, 1999 plus the number of shares of Common Stock and Class B Stock issued or issuable on conversion under the Certificate of Designations, Preferences and Rights of Series B 7% Senior Convertible Preferred Stock (the "Certificate of Designations") of all shares of Preferred Stock issued to Vulcan Ventures from time to time and (ii) one person, for so long as the aggregate number of shares of Common Stock and Class B Stock (treating all shares of Preferred Stock as if they had been converted) owned by Vulcan Ventures is not less than 25% of the sum of the number of shares of Common Stock that Vulcan Ventures owned on October 1, 1999 plus the number of shares of Common Stock and Class B Stock issued or issuable on conversion under the Certificate of Designations of all shares of Preferred Stock issued to Vulcan Ventures from time to time, subject to suspension of such right as to one nominee at any time that the holders of Preferred Stock have the right to designate a director under the Certificate of Designations.

         Pursuant to the Stock Purchase Agreement, Vulcan Ventures will have the right under certain circumstances in connection with new issuances of securities by the Issuer to purchase securities from the Issuer in order to maintain its percentage ownership interest in the Issuer. Vulcan Ventures also has the right at any time, subject to the other terms and conditions of the Stock Purchase Agreement, to exchange any shares of Class B Stock it may obtain upon conversion of shares of Preferred Stock into shares of Common Stock.

         Under the Stock Purchase Agreement, Vulcan Ventures is subject to a standstill provision during the Standstill Period. During the Standstill Period and subject to certain exceptions, Vulcan Ventures will not, and will not permit its affiliates to, among other things, (i) acquire any Restricted Securities,
(ii) solicit or become a participant in any solicitation of proxies with respect to the Issuer's voting securities, or (iii) seek, propose (in a manner that is intended to require, or would reasonably be expected to require, public disclosure) or make any statement with respect to, or otherwise participate in, any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, restructuring, recapitalization or similar transactions of or involving the Issuer or any of its subsidiaries.

         During the Standstill Period, Vulcan Ventures will not, and will not permit its affiliates to, sell, pledge, encumber or otherwise transfer any Restricted Securities, except, generally, (i) in a transaction in compliance with Rule 144 under the Securities Act of 1933, as amended, (ii) in a bona fide firm commitment, underwritten public offering, (iii) to a commercial bank or other financial institution in connection with a bona fide financing transaction by Vulcan Ventures; or (iv) to Permitted Transferees. During the Standstill Period, Vulcan Ventures also will not, and will not permit its affiliates to, purchase or otherwise acquire, directly or indirectly, or agree or offer to purchase or otherwise acquire any Voting Securities of the Issuer if, as a result thereof, Vulcan Ventures and its affiliates, in the aggregate, would beneficially own Voting Securities representing more than the Agreed Percentage of the Total Voting Power (generally 15%).

         During the Standstill Period, Vulcan Ventures will vote and cause to be voted all Voting Securities owned by it (i) for nominees to the Board of Directors of the Issuer who have been recommended by the Issuer's Board of Directors and (ii) on all other matters submitted to the holders of Voting Securities, either in accordance with the recommendation of the Issuer's Board of Directors or in proportion to the votes cast by the other holders of Voting Securities; provided, however, that (a) with respect to any Takeover Proposal submitted to the vote of the Issuer's stockholders, Vulcan Ventures may vote without restriction all Voting Securities beneficially owned by it and (b) with respect to any proposal to approve the issuance of equity securities by the Issuer (not including, among other things, in connection with a Takeover Proposal) submitted to a vote of the Issuer's stockholders, Vulcan Ventures may vote without restriction Voting Securities beneficially owned by it representing up to, in general, the Agreed Percentage of the Total Voting Power. In addition and subject to certain exceptions, Vulcan Ventures will vote all shares of Preferred Stock that it owns pro rata with the voting of the Issuer's other stockholders on matters submitted to a vote of such stockholders.

         Upon the occurrence of a Change of Control, the Issuer will be required to make an offer to repurchase from Vulcan Ventures (i) if the Change of Control occurs prior to the Change of Control Premium Date, 100% of Vulcan Ventures' shares of Preferred Stock or (ii) if the Change of Control occurs after the Change of Control Premium Date, 50% of Vulcan Ventures' shares of Preferred Stock, in either case at a price per share equal to (A) if the Change of Control Payment Date is prior to the First Call Date (as defined in the Certificate of Designations), 110% of the product of (a) one plus the number (or fraction) of shares of Preferred Stock accrued and unpaid as dividends on such share to the Change of Control Payment Date, times (b) the Conversion Ratio in effect immediately prior to the Change of Control, times (c) if the Change of Control is the result of a tender or exchange offer, merger or other form of business combination, the price paid per share of Common Stock in such tender or exchange offer, merger or other form of business combination, or if the Change of Control is not the result of a tender or exchange offer, merger or other form of business combination, the 10-Day Market Price of the Common Stock on the Change of

Control Payment Date and (B) if the Change of Control Payment Date is on or after the First Call Date, the Redemption Price (as defined in the Certificate of Designations).

          The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1.

         Registration Rights

         Upon the Closing, Vulcan Ventures will receive certain registration rights. Pursuant to such provisions, the Issuer has agreed to effect six "demand" registrations at the request of Vulcan Ventures, provided that each such demand registration must be in respect of Registerable Securities (as defined) with a fair market value of at least $50,000,000 (or, if in respect of all remaining Registrable Securities, $5,000,000). In addition, Vulcan Ventures has certain "piggyback" registration rights in connection with registrations by the Issuer under the Securities Act of 1933.

         The foregoing description of the registration rights provisions of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the registration rights provisions of the Stock Purchase Agreement, a copy of which is filed as an exhibit to Exhibit 10.1.

         Certificate of Designations

         As contemplated by the Stock Purchase Agreement, immediately prior to the Closing the Certificate of Designations will be filed with the Secretary of State of the State of Delaware to create the series of Preferred Stock. Capitalized terms used below under this sub-heading and not otherwise defined have the meaning given to them in the Certificate of Designations.

         Under the Certificate of Designations, any class or series of stock of the Issuer will be deemed to rank (i) prior to the Preferred Stock, if the holders of such class or series will be entitled by the terms thereof to receive dividends or distributions upon liquidation in preference or priority to the holders of Preferred Stock, (ii) on a parity with the Preferred Stock, if the holders of the Preferred Stock and the holders thereof will be entitled to receive dividends or distributions upon liquidation without preference or priority over one another and such class or series is not senior to the Preferred Stock and (iii) junior to the Preferred Stock, if such class or series is Common Stock or if the holders of the Preferred Stock will be entitled by the terms thereof to receive dividends or distributions upon liquidation in preference or priority to the holders of such class or series. Creation by the Issuer of securities senior to the Preferred Stock requires the vote of holders of a majority of the outstanding shares of Preferred Stock.

         The holders of the Preferred Stock will be entitled to receive with respect to each share of Preferred Stock, when and if declared by the Board of Directors of the Issuer, out of funds legally available for the payment of dividends, dividends at a rate per annum equal to seven percent (7%) of the Liquidation Preference per share, and an additional amount at a rate per annum equal to seven percent (7%) of all dividends which have not been paid with respect to each share of Preferred Stock. Such dividends will be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears.
The Issuer will pay accrued dividends (including accrued and unpaid dividends) in shares of Preferred Stock.

         The Preferred Stock will not be redeemable by the Issuer prior to the earlier of the 42-month anniversary of (i) January 1, 2000 or (i) the first issuance of the Preferred Stock (the "First Call Date"). On and after the First Call Date, to the extent the Issuer has funds legally available for such payment, the Issuer may redeem at its option shares of Preferred Stock, at any time, at a redemption price equal to the Liquidation Preference plus any accrued and unpaid dividends on the Preferred Stock from the last dividend payment date to the date fixed for redemption, plus (if the date fixed for redemption is prior to the Issue 42 Date) the amount of dividends that would have accrued during the period from the date fixed for redemption to the Issue 42 Date, without interest.

         The holders of shares of Preferred Stock will have the right, generally, at any time, to convert any or all outstanding shares of Preferred Stock into fully paid and non-assessable shares of, at the election of the holder, Common Stock or Class B Stock. In addition, the Issuer has the right within five days after a Directed Conversion Event to direct the holders of the Preferred Stock to convert their shares of Preferred Stock into fully paid and non-assessable shares of, at the election of the holder, Common Stock or Class B Stock. Finally, any shares of Preferred Stock outstanding on the Mandatory Conversion Date (the seventh anniversary of the first issuance of the Preferred Stock) will automatically be converted into fully paid and non-assessable shares of, at the election of the holder, Common Stock or Class B Stock.

         The number of shares of Common Stock or Class B Stock deliverable upon any such conversion of a share of Preferred Stock (the "Conversion Ratio") will be an amount equal to the Liquidation Preference divided by the Conversion Price (which initially is $62.00 and is subject to adjustment as a result of Common Stock dividends, reclassifications, distributions or stock splits in connection with a merger or consolidation of the Issuer or otherwise). Upon conversion, each holder of Preferred Stock will also be entitled to receive from the Issuer an additional number of shares (or fraction of a share, as the case may be) of Common Stock or Class B Stock, at the election of the holder, equal to the product of (A) the number of additional shares (or fraction of a share, as the case may be) of Preferred Stock accrued and unpaid as of the date of conversion on the share of Preferred Stock being converted times (B) the Conversion Ratio. If (i) the conversion is either (a) an Optional Conversion that is being made in respect of a share of Preferred Stock that has been called for redemption or (b) a Directed Conversion and (ii) the effective time of such conversion is prior to the Issue 42 Date, then upon conversion of such share of Preferred Stock, the holder thereof shall also be entitled to receive from the Issuer an additional number of shares (or fraction of a share, as the case may be) of Common Stock or Class B Stock, at the election of the holder, equal to the product of (w) the number of additional shares of Preferred Stock that would have accrued on the share of Preferred Stock being converted from the effective date of the conversion to the Issue 42 Date times (x) the Conversion Ratio. In the event there is a Change of Control and the holder of the Preferred Stock properly exercises its right to convert at the holder's option the Preferred Stock into shares of Common Stock or Class B Stock, then, in addition to the foregoing, the holder shall also be entitled to receive an amount of cash to the extent that there are funds legally available therefor equal to the product of (X) the amount of dividends that would have accrued on the Preferred Stock so converted for the period beginning in the date of delivery of the Optional Conversion Notice and ending on the Issue 42 Date if such Preferred Stock had not been converted, times (Y) the Conversion Ratio in effect immediately prior to the Change of Control, times (C) if the Change of Control is the result of a tender or exchange offer, merger or other form of business combination, the price per share of Common Stock in such tender or exchange offer, merger or other form of business combination, or if the Change of Control is not the result of a tender or exchange offer, merger or other form of business combination, the 10 Day Market Price of the Common Stock on the date of the Change of Control, divided by the Liquidation Preference; provided that a holder of Preferred Stock shall not be entitled to receive any cash payment under this provision until such time as the Issuer has repurchased such debt securities as are required to be repurchased by the Issuer upon such Change of Control pursuant to the Issuer's credit and financing arrangements and provided further that a holder of Preferred Stock that receives such a cash payment shall not be entitled to any Issue 42 Dividends.

         The holders of shares of Preferred Stock will vote with the holders of Common Stock on all matters submitted to a vote of the Issuer's stockholders and will be entitled to a number of votes equal to the number of votes to which shares of Common Stock issuable upon conversion of the Preferred Stock would have been entitled if such shares were outstanding at the time of the applicable vote or record date. In addition, if six quarterly dividends payable on the Preferred Stock have not been paid in full, the number of directors then constituting the Board of Directors of the Issuer will be increased by one and the holders of shares of Preferred Stock will be entitled to elect such additional director to serve on the Board of Directors. When all arrears in dividends payable on the shares of Preferred Stock then outstanding shall have been paid and dividends payable thereon for the current quarterly dividend period shall have been paid, then the right of the holders to elect such additional director will cease, and the term of office of any person elected as director by the holders will terminate and the number of the Board of Directors will be reduced accordingly.

         The foregoing description of the Certificate of Designations is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designations, a copy of the form of which is filed as an exhibit to Exhibit 10.1.

         Voting Agreement

         On October 1, 1999 and as a condition to entering into the Stock Purchase Agreement, Vulcan Ventures, the Issuer and Level 3 entered into a Voting Agreement (the "Voting Agreement") pursuant to which Level 3 agreed that, if a vote of the Issuer's stockholders is required in connection with the sale of the Preferred Stock to Vulcan Ventures pursuant to the Stock Purchase Agreement, it would vote all shares of Common Stock that it is entitled to vote
(i) in favor of the issuance of the Preferred Stock to Vulcan Ventures pursuant to the Stock Purchase Agreement and (ii) in favor of any other matter relating to the consummation of the transactions contemplated by the Stock Purchase Agreement and against any action which would reasonably be expected to result in a failure of the conditions to the consummation of the transactions contemplated by the Stock Purchase Agreement. Level 3 also granted Vulcan Ventures a proxy, appointing Vulcan Ventures as Level 3's attorney-in-fact and proxy, with full power of substitution, for and in

Level 3's name, to vote or consent, or otherwise to utilize such voting power, solely with respect to the matters covered by and in the manner contemplated by the Voting Agreement. Pursuant to the terms of the Voting Agreement, Level 3 also agreed not to sell or otherwise dispose of any shares of Common Stock beneficially owned by it prior to the vote to approve the issuance of the Preferred Stock to Vulcan Ventures pursuant to the Stock Purchase Agreement. Notwithstanding the foregoing, Level 3 may sell shares of Common Stock so long as the recipient agrees in writing to be bound by the terms of the Voting Agreement.

         The Voting Agreement (including the proxy granted thereby) will terminate upon the earlier of: (i) the date of notification by the National Association of Securities Dealers, Inc. ("NASD") that the NASD concurs with the Issuer's view that the issuance of the Preferred Stock to Vulcan Ventures pursuant to the Stock Purchase Agreement does not require the approval of the Issuer's stockholders, (ii) the day immediately following final adjournment of the stockholders meeting called to approve the issuance of the Preferred Stock to Vulcan Ventures, if such approval is required, and (iii) the date upon which the Stock Purchase Agreement terminates.

         The foregoing description of the Voting Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 10.2.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 10.1: Stock Purchase Agreement dated as of October 1, between RCN Corporation and Vulcan Ventures Incorporated relating to the purchase and sale of Series B 7% Senior Convertible Preferred Stock of RCN Corporation.

         Exhibit 10.2: Voting Agreement dated as of October 1, 1999 among Vulcan Ventures Incorporated, Level 3 Telecom Holdings, Inc. and RCN Corporation.

         Exhibit 99.1:     Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 1999                      VULCAN VENTURES
                                              INCORPORATED




                                              By: /s/ WILLIAM D. SAVOY
                                                  ---------------------------
                                                  Name:  William D. Savoy
                                                  Title: Vice President

Dated:  October 18, 1999                          /s/ PAUL G. ALLEN
                                                  ---------------------------
                                                  Paul G. Allen

                                  EXHIBIT INDEX


       EXHIBIT NO.         DESCRIPTION
       -----------         -----------
         10.1              Stock Purchase Agreement dated as of October 1, 1999
                           between RCN Corporation and Vulcan Ventures
                           Incorporated relating to the purchase and sale of
                           Series B 7% Senior Convertible Preferred Stock of RCN
                           Corporation (incorporated by reference to Exhibit
                           10.01 to the Current Report on Form 8-K filed by RCN
                           Corporation on October 15, 1999).

         10.2              Voting Agreement dated as of October 1, 1999 among
                           Vulcan Ventures Incorporated, Level 3 Telecom
                           Holdings, Inc. and RCN Corporation (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by RCN Corporation on October 15,
                           1999).

         99.1              Joint Filing Agreement
